[HB Letterhead]

February 14, 2014

Via EDGAR and Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Jan Woo, Joyce Sweeney, Edwin Kim, Patrick Gilmore

Re:	Paycom Software, Inc.

Amendment No. 1 to Confidential Draft Registration Statement on Form S-1

Submitted January 21, 2014

CIK No. 0001590955

Ladies and Gentlemen:

On behalf of our client, Paycom Software, Inc. (the “Company”), we submit this letter in response to the comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its comment letter dated February 12, 2014 (the “Comment Letter”), relating to the Company’s above-referenced Amendment No. 1 to the Confidential Draft Registration Statement on Form S-1, confidentially submitted to the Commission on January 21, 2014 (the “Registration Statement”).

We are concurrently confidentially submitting via EDGAR this letter and a revised Registration Statement. For the Staff’s reference, we are supplementally providing to the Staff by overnight delivery, copies of this letter, a clean copy of the revised Registration Statement, a copy marked to show all changes from the version that was confidentially submitted on January 21, 2014. The Company respectfully requests that the Staff return to us all material supplementally provided by the Company once the Staff has completed its review.

We have reviewed the Comment Letter with the Company and the Company’s auditors and the following are the Company’s responses to the Comment Letter. For the Staff’s convenience, each of the comments contained in the Comment Letter have been restated below in their entirety, with the Company’s response thereto set forth immediately under such comment. Except for page references appearing in the headings and the Staff’s comments below (which refer to the Registration Statement submitted on January 21, 2014), all page references herein correspond to the pages of the revised Registration Statement.

Securities and Exchange Commission

February 14, 2014

General

Prospectus Summary, page 1

1.	We note your response to prior comment 7 that you are a “leading provider of comprehensive, cloud-based human capital management, or HCM, software solution delivered as Software-as-a-Service, or SaaS,” based primarily on the subjective evaluation of your management’s assessment of your competitors products breath and capabilities. It appears that you should qualify this statement as your opinion or belief and state that it is based on your own industry knowledge. Please revise.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, in addition to the Company’s direct industry knowledge, the claim of being a “leading provider of a comprehensive, cloud-based human capital management software solution delivered as Software-as-a-Service” is also based on reports published by multiple independent, third party authorities that provide rankings on services and products based on various criteria.

In February 2014, Bestpayrollservices.com issued a ranking of the ten best payroll consultants in the payroll processing industry, based on factors including method of payment, tax compliance, automation, volume and support, with the Company ranked as the eighth leading consultant.1 In addition, in November 2013, reviewauthority.com issued a ranking of the top ten payroll companies based on factors including automation, support, volume, methods of payment and tax compliance, where the Company was ranked as the second leading payroll company.2 While these rankings focus on payroll companies, an integral part of every full service human capital management providers’ offering is payroll services. Therefore, third party rankings with respect to payroll services are the most relevant metric to determining the Company’s status as a “comprehensive” or “full service” human capital management provider. It is also important to note that we believe that only two other companies included in these reports are dedicated SaaS providers.

[1]	PRWEB, “Listings of Best Firms Proclaimed by bestpayrollservices.com for February 2014”, available at http://www.prweb.com/releases/2014/02/prweb11558567.htm.
[2]	PRWEB, “reviewauthority.com Declares Ratings for Top 10 Payroll Services for November 2013”, available at http://www.prweb.com/releases/2013/11/prweb11338000.htm.

Securities and Exchange Commission

February 14, 2014

In addition, the average revenues for the 1,798 companies that identify themselves as payroll services companies in February 20143 was approximately $12.7 million4 for the year ended December 31, 2012, the most recently available financial metric. The Company’s revenues were $76.8 million for the year ended December 31, 2012, which further demonstrates a leadership position in the payroll services industry.

The Reorganization, page 30

2.	We note your response to prior comment 10 regarding your January 2014 reorganization. Please revise to expand your discussion to provide a description of each step in the reorganization and quantify the consideration received by your stockholders for their interests, including the assumption of the 2017 Note. Further, please provide us an analysis why you believe that the merger and related agreements that underlie the January 2014 reorganization are not material, as they result in your current corporate structure. Item 601(b)(2) of Regulation S-K requires the filing of any material reorganization described in the registration statement.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see the disclosure on page 30 of the revised Registration Statement. In addition, the Company has filed the remainder of the agreements that the Company entered into in connection with Reorganization as Exhibits 2.4, 2.5, 2.6 and 2.7 to the revised Registration Statement. For a discussion of the consideration received in connection with the Reorganization, the Company has revised its description on page 43 of the revised Registration Statement in response to Comment 4.

Unaudited Pro Forma Condensed Consolidated Financial Information

Unaudited Pro Forma Condensed Consolidated Statement of Operations, page 40

3.	On page 43 you disclose that in connection with the reorganization transactions outstanding common units and Series B Preferred Units of Holdings were converted in common stock in Software at various conversion rates. You also disclose that Incentive Units in Holdings were converted into shares of restricted stock and/or common stock in Software. To the extent that the weighted average units was impacted by the reorganization transactions, please revise your pro forma statements of operations to present pro forma net income per share as adjusted for the reorganization as well as an accompanying footnote describing the pro forma adjustments impacting the weighted average shares outstanding. Refer to Rule 11-02(b)(7) of Regulation S-X.

[3]	OneSource, Data for NAICS 2012 SIC Code for payroll services (541214) from report dated February 11, 2014.
[4]	Calculated as the payroll revenue for the year ended December 31, 2012, as reported in International Data Corporation’s report for “U.S. Payroll Outsourcing Services 2013-2017 Forecast and Analysis”, dated October 2013 divided by the number of companies identified in Note 3 supra.

Securities and Exchange Commission

February 14, 2014

Response: The Company acknowledges the Staff’s comment and has revised the unaudited pro forma condensed consolidated statement of operations as of September 30, 2013, December 31, 2012 and December 31, 2011 to present pro forma net income per share as adjusted for the Reorganization and included an accompanying footnote. Please see the disclosure on pages 40-42 and 44 of the revised Registration Statement.

Note 1. Basis of Presentation, page 43

4.	We note your revised disclosure indicating that in connection with the reorganization transactions, incentive units in Holdings were converted into shares of restricted stock and/or common stock in Software. Please revise to disclose the following in your pro forma footnotes:

•	clarify how it was determined whether to convert incentive shares into restricted stock or common stock;

•	disclose the exchange ratio for the conversion;

•	disclose the number of common shares and restricted shares issued;

•	describe the restrictions or any vesting conditions associated with the restricted stock; and

•	for the incentive units converted into common stock, clarify how these are included in your pro forma balance sheet adjustments.

Response: The Company acknowledges the Staff’s comment and has revised Note 1 to the Company’s unaudited pro forma condensed consolidated financial information as of September 30, 2013. There is no impact to the pro forma balance sheet adjustments as a result of the conversion of the incentive units of Paycom Payroll Holdings, LLC to common shares or restricted shares of Paycom Software, Inc. Please see the disclosure on page 43 of the revised Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 54

5.	Your response to prior comment 15 indicates that the waiver of the default of your debt service ratio is through the later of April 23, 2014 or the beginning of depreciation. Please revise to clarify whether you expect the waiver to expire on April 23, 2014 or provide a discussion as to when you believe you will begin depreciation that would trigger the expiration of the waiver. Further, please revise to disclose your most recent debt service ratio.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see the disclosure on pages 54 and 55 of the revised Registration Statement.

Securities and Exchange Commission

February 14, 2014

Critical Accounting Policies and Estimates

Incentive Units, page 60

6.	We note your added disclosure in response to prior comment 20 of the total unrecognized compensation cost as of September 30, 2013 relating to the 2009 incentive units. For any incentive units granted or other modifications, including any impact from the reorganization transactions, subsequent to the most recent balance sheet date, including the October 2013 grant, please revise your disclosure to include the expected impact the additional grants will have on your financial statements.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure found under the “Incentive Units” section of the Critical Accounting Policies and Estimates. Please see the disclosure on pages 61 and 62 of the revised Registration Statement.

Business, page 64

7.	Your response to prior comment 22 indicates that you do not track revenue or manage your business across various categories of application. In light of the fact that your payroll processing applications only account for 59% of your total revenues, please revise to provide additional disclosure, both quantitatively and qualitatively, that indicates how prominent each of your non-payroll processing application categories are a part of your business.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it is unable to accurately provide additional qualitative or quantitative disclosure of the percentages of revenue that are attributable to each of the Company’s categories of applications, other than revenues derived from payroll processing, because the Company’s revenues are not separately tracked across these categories of applications. The Company’s payroll application is the foundation of its solution and all of its clients are required to purchase the Company’s payroll processing application prior to expanding into the Company’s other applications. Clients are allowed to purchase multiple additional applications for a single price, groups of complementary additional applications or individual additional applications as selected by the client. Therefore, since the Company sometimes sells non-payroll applications in various groupings and configurations for a single price, the Company is only able to accurately provide information regarding its percentages of revenues from payroll processing and not for its other applications.

The Company manages its business through its solution and management is not segregated into separate application categories. The Company included the description of its application categories in the Registration Statement that corresponds to the Company’s branding and marketing efforts regarding its solution to its clients. In addition, the Company utilizes a common technology architecture, brand, sales force and cloud infrastructure across all of its applications. The technology architecture for each of the Company’s applications is based on a single platform that has several foundational components that apply across all applications.

In light of the commonality of features across many, if not all, of the Company’s applications, the Company’s organizational structure and its inability to track revenues across categories of applications, the Company does not believe that a breakdown of revenue attributable to categories of applications is material or necessary for an investor to understand the Company and its business model.

Securities and Exchange Commission

February 14, 2014

Certain Relationships and Related Party Transactions, page 86

8.	We note your response to prior comment 33 but we continue to believe that the agreements related to the April 2012 Corporate Reorganization are material under Item 601 of Regulation S-K because they are related party agreements that involve the creation of entities that are now part of your corporate structure. With respect to the related party Real Property Agreements, we note that the exception under Item 601(b)(10)(ii)(A) is restricted to transactions involving the purchase or sale of current assets. It does not appear the parcels of land involved are current assets. Please file these agreements or provide us with a revised materiality analysis that addresses the related party nature of these agreements.

Response: The Company acknowledges the Staff’s comment and respectfully submits that is has filed the agreements that the Company entered into in connection with the April 2012 Corporate Reorganization as Exhibits 2.1, 2.2 and 2.3 to the revised Registration Statement. In addition, the Company respectfully submits that is has filed the Real Property Agreements as Exhibits 10.12 and 10.13 to the revised Registration Statement.

Paycom Payroll Holdings, LLC and Subsidiaries Condensed Consolidated Financial Statements

Note 11. Commitments and Contingencies, page F-42

9.	We note your response to prior comment 44 stating that it is too preliminary to make an estimate of the potential amount of the contingency. In light of your assertion that an estimate of the potential amount of the contingency cannot be made, please describe for us your basis for concluding that there is not at least a reasonable possibility that a loss may have been incurred. Tell us what consideration was given to describing the contingency and disclosing that an estimate of the possible loss or range of loss cannot be made. Refer to ASC 450-20-50-3.

Response: ASC 450-20-50-3, Unrecognized Contingencies (“ASC 450”) requires companies to establish accruals for litigation and other contingencies when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. When a loss is not both probable and reasonably estimable, an accrual is not recorded, but disclosure of the contingency is required to be made when there is at least a reasonable possibility that a loss or an additional loss, if material, may have been incurred. Following this guidance, the Company regularly evaluates the status of the legal proceedings in which it is involved, to evaluate whether accruals are appropriate, and to determine whether an estimate of possible loss or range of loss can be made, if accruals are not appropriate.

Due to the nature of the claims for the patent infringement matter and the uncertainties of the litigation, the Company believes it is too preliminary to make a reasonable estimate of the potential amount of the contingency. The Company made this determination based on conversations with the Company’s legal counsel regarding a variety of factors including the type of claim, damages that were asserted, theories of liability asserted, stage of the proceedings, the Company’s defenses, discussions with the plaintiff and others’ past experiences with similar claims.

Securities and Exchange Commission

February 14, 2014

10.	Your disclosure indicates that the company believes that the ultimate disposition of pending proceedings will not have a material adverse effect on the company’s financial position, results of operations or cash flows. In light of your response to prior comment 44 that it is too preliminary to make an estimate of the potential amount of contingency related to the July 2013 infringement complaint, please describe your basis for concluding that the ultimate disposition of pending legal proceedings will not be material.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see the disclosure on pages F-25 and F-42 of the revised Registration Statement.

Please direct any questions or comments concerning this response or the revised Registration Statement to the undersigned at (214) 651-5645.

Sincerely,

/s/ Gregory R. Samuel
Gregory R. Samuel, Esq.
Haynes and Boone, LLP
2323 Victory Avenue, Suite 700
Dallas, Texas 75219
(214) 651-5645
Fax: (214) 200-0577

cc:	Chad Richison, Paycom Software, Inc.

Craig Boelte, Paycom Software, Inc.

Ryan R. Cox, Haynes and Boone, LLP

Michael E. Dill, Haynes and Boone, LLP

Barbara L. Becker, Gibson, Dunn & Crutcher LLP

Edwin O’Connor, Gibson, Dunn & Crutcher LLP

Christian O. Nagler, Kirkland & Ellis LLP